
07054583


sun hydraulics
CORPORATION



STAYING AHEAD OF THE CURVE



2006 ANNUAL REPORT

2002–2006 COMPOUND ANNUAL GROWTH RATE 22%

Since 1970, Sun Hydraulics has been engaged in advancing the art of screw-in hydraulic cartridge valve technology. We have done that by designing and manufacturing high-performance products that offer unmatched performance and reliability. In 2007, Sun continues to be an industry leader, developing innovative products that are used to control force, speed and motion in capital goods machinery and equipment. Over the decades, our long-term vision has remained constant: to achieve sustainable growth and profitability to best serve our shareholders, customers, employees, vendors and community.

Shipping reliably



Sun's products are integral components in hydraulic systems that control all types of machinery and equipment. When manufacturers need our products, we have to ship them when they need them, where they need them. Sun's ongoing focus on productivity and operational efficiency helps us maintain the productive capacity necessary to meet our customers' demands. Delivery performance is a key element of Sun's success.

New products



Sun is continuously engaged in research and development that yields innovative new products. New products are always complementary and have a multiplying effect, helping to increase sales of existing products. In recent years, Sun's designers have released a wide range of electro-hydraulic cartridges, helping to open new market opportunities.

Integrated packages



Integrating standard cartridge valves into custom-designed manifolds provides an application-specific solution for manufacturers. Designed according to the customer's circuit requirement, these integrated hydraulic circuits offer myriad customer benefits. With the advent of Sun's electro-hydraulic cartridges, we are able to provide complete hydraulic control systems featuring 100% Sun content.

Geographic presence



Sun is a global company with wholly-owned operations in the United States, England, Germany, France, Korea and a joint venture in China. Sun's foreign operations are augmented by more than 65 independent distributors around the world. This global presence best serves our customers, no matter what geographic area they choose to manufacture their products.

www.sunhydraulics.com - technical marketing



The internet provides the best means for customers to access information about Sun's products. Our website is specifically designed to provide design engineers with all the information they need to apply and obtain Sun products. 24 hours a day, seven days a week, the world over, customers are learning more about Sun.

FINANCIAL HIGHLIGHTS

Sun Hydraulics Corporation

Year Ended	**Dec. 30, 2006**	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
in thousands except per share data					
Statement of Operations:					
Net sales	**$142,282**	$116,757	$94,503	$70,798	$64,545
Gross profit	**43,932**	36,918	28,535	18,486	15,964
Operating income	**25,051**	19,180	12,294	3,683	3,420
Income before income taxes	**24,903**	19,137	11,732	3,277	2,592
Net income	**$ 16,223**	$ 12,808	$ 7,830	$ 2,176	$ 1,778
Basic net income per common share	**$ 1.49**	$ 1.18	$ 0.76	$ 0.22	$ 0.18
Diluted net income per common share	**$ 1.48**	$ 1.17	$ 0.76	$ 0.22	$ 0.18
Dividends per common share	**$ 0.40**	$ 0.30	$ 0.14	$ 1.44	$ 0.11
Other Financial Data:					
Depreciation and amortization	**$ 5,849**	$ 5,604	$ 5,465	$ 5,152	$ 5,100
Capital expenditures	**9,525**	8,813	4,987	3,076	5,870
Balance Sheet Data:					
Cash and cash equivalents	**$ 9,497**	$ 5,830	$ 9,762	$ 5,219	$ 3,958
Working capital	**24,015**	16,391	16,723	12,663	12,828
Total assets	**87,185**	73,561	71,808	63,032	62,285
Total debt	**1,072**	2,384	12,254	18,207	9,611
Shareholders' equity	**70,800**	56,440	45,403	35,063	45,149
% of Sales:					
Gross profit	**30.9%**	31.6%	30.2%	26.1%	24.7%
Operating income	**17.6%**	16.4%	13.0%	5.2%	5.3%
Net income	**11.4%**	11.0%	8.3%	3.1%	2.8%



Net Sales
(in millions)
Gross Profit
(in millions)
$64.5
$16.0
$70.8
$18.5
$94.5
$28.5
$116.8
$36.9
$142.3
$43.9
'02
'03
'04
'05
'06
Cash From Operations
(in millions)
$7.7
$9.5
$14.7
$17.0
$19.6
'02
'03
'04
'05
'06
Return on Capital Employed
(as a percent)
3.5%
4.5%
16.3%
24.2%
26.0%
'02
'03
'04
'05
'06

DEAR SHAREHOLDERS

Sun Hydraulics Corporation

For those interested in last year's results, they are well documented inside of this annual report. Instead of reflecting on what happened in 2006, I am using this opportunity to address some fundamental, long-term ideas.

Last November, while visiting investors in the Midwest, an interesting question was posed: Why does Sun continue to grow faster than the industry and what is Sun's future opportunity? We have detailed the answer to the first part of the question numerous times, most recently on the inside cover of this report.

Regarding the second part of the question, I will explain why I believe there continues to be substantial opportunity for Sun, for many, many years, to continue to grow organically.

Over time, the **hydraulic industry** grows at about the rate of US GDP. In the short term, there are periods of faster growth and periods of slower growth. The valve segment of the industry—the types of products we produce at Sun—represent the brains of a hydraulic system. They control the pressures and flows, direct traffic, issue instructions and regulate the system.


Hydraulic Valves
$2.5 billion
Cartridge
Valves
$1 billion

*Company estimates

Cartridge valves are a superior form of hydraulic valves. At present, they represent approximately 1/3 of the world's valve production. Due to their superiority, cartridge valves continue to gain market share relative to other forms of valves. In our estimation, the cartridge valve industry grows at twice the rate of the overall valve industry and will continue to do so.

THE FASTER PACE OF CARTRIDGE VALVE PENETRATION IS FUNDAMENTAL TO SUN'S CONTINUING OPPORTUNITY.

A primary reason for cartridge valve popularity is the ability to combine many standard cartridge functions in a single manifold. The result, sometimes called a hydraulic integrated circuit or integrated package, is analogous to an electronic integrated circuit or circuit board. The cartridge valves can be likened to transistors, resistors and capacitors in the electric analogy. A custom-designed manifold is the equivalent of the board the components are placed on.



Because conventional valves only control a single function, many valves and connections are required in application. However, a single hydraulic integrated circuit can be a complete control system for a machine!

Sun's design approach is the foundation of what sets us apart from other cartridge valve companies. Our valves are physically smaller and operate at higher levels of performance and reliability. This results in our integrated packages being more compact and flexible.

Sun's product line breadth and depth are wider and deeper. We offer more functions, in more sizes and capacities than anyone else. In any specific functional area, Sun offers multiple products. This allows machine designers to select the product that best optimizes the performance of their control system.

There are multiple benefits that accrue from Sun's design approach, too many to list here. One of the most interesting, though, is that our design philosophy allows our products to be used in an expansive and diverse range of machinery and equipment.

You have probably heard us talk about mobile and industrial markets and how each has different operating characteristics and requirements. We've told you that we supply the same product to both market segments. Perhaps a closer look at a specific segment will help explain the myriad ways Sun's products can penetrate a given market.

LET'S LOOK AT THE ENERGY INDUSTRY.

Sun's cartridges, manifolds and integrated packages are used across the entire spectrum of this industry. Our products are found on equipment that extracts natural resources like coal and oil. They are installed in machines that harvest corn and sugar cane used for ethanol, and timber, where the byproducts become woody bio-pulp, an exciting new alternative energy source.



In electricity generation, you will find Sun products in conventional, alternative and new and emerging applications. Sun's cartridges have long been used in giant turbines that power the electrical grid. On solar farms, Sun's valves help to move and position photovoltaic panels. Ours are the valves of choice for windmills, where maintenance is difficult and reliability of absolute importance. Most recently, Sun has been working with OPD, a company in the U.K. that has developed a fascinating technology that produces electricity from wave energy in the ocean.



After the extraction of resources and the production of useable energy, you will find Sun's products used on equipment that helps to deliver energy. Trucks that erect power lines and machines that dig trenches are full of Sun products. We have integrated packages that unload an entire train car full of natural resources by tipping the car onto its side—while it is still moving!

This widespread use of Sun products is repeated in just about all of the industries we serve. While there are sometimes applications with limited future potential (ask me some time about the Amish farmer's use of a Sun product to help him plow his field), suffice it to say that Sun cartridges, manifolds and integrated packages can be used **wherever the control of motion is required.**

I hope this gives you a sense of why everyone here is so optimistic about our future. The market opportunities are widespread and our design efforts continue to yield products the marketplace requires.

Historically, Sun has grown at about twice the rate of the cartridge valve industry. That means Sun grows about 10–15 percent annually, over long-term periods. In fact, dating back to 1972, Sun's compound annual growth rate is 23%! And this has been done almost exclusively through **organic growth**.



To complement our organic growth, we have taken advantage of certain synergistic opportunities. In 1998, we purchased our Korean distributor for $800 thousand. Later the same year, we made an initial investment of $250 thousand to start a joint-venture company in Shanghai, China. In 2005, we made a $400 thousand equity investment in WhiteOak Controls.

While we can't guarantee we will continue to grow at our historical pace, we embrace that past as a laudable goal for our future.

Allen Carlson
President & CEO

MARKETS SERVED BY END USE

Mobile
- Agriculture
- Waste management
- Cranes
- Demolition
- Vertical drills
- Forklifts
- Construction
- Firefighting and rescue
- Forestry

Industrial
- Metal cutting
- Metal forming
- Robots
- Factory automation
- Foundry
- Baling
- Molding
- Paper and pulp
- Food processing

Other
- Animatronics
- Stage shows
- Solar
- Wind power
- Wave power
- Simulation
- Amusement parks
- Cinema

MARKETS SERVED BY GEOGRAPHY

2006 Sales by Region


Asia/Pacific 18%
Americas 52%
Europe 30%

GLOBAL PRESENCE


Sun Locations
Sun Distributors

sun hydraulics
CORPORATION

FINANCIAL SECTION

Contents

SELECTED CONSOLIDATED FINANCIAL DATA

Sun Hydraulics Corporation

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 1. Business."

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of two 4-week periods and one 5-week period. As a result of the 2005 fiscal year ending December 31, 2005, the quarter ended April 2, 2005 consisted of one 4-week period and two 5-week periods, resulting in a 53-week year.

All stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which became effective on July 15, 2005.

Year Ended	**Dec. 30, 2006**	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$ 142,282**	$ 116,757	$ 94,503	$ 70,798	$ 64,545
Gross profit	**43,932**	36,918	28,535	18,486	15,964
Operating income	**25,051**	19,180	12,294	3,683	3,420
Income before income taxes	**24,903**	19,137	11,732	3,277	2,592
Net income	**$ 16,223**	$ 12,808	$ 7,830	$ 2,176	$ 1,778
Basic net income per common share	**$ 1.49**	$ 1.18	$ 0.76	$ 0.22	$ 0.18
Diluted net income per common share	**$ 1.48**	$ 1.17	$ 0.76	$ 0.22	$ 0.18
Dividends per common share	**$ 0.40**	$ 0.30	$ 0.14	$ 1.44	$ 0.11
Other Financial Data:					
Depreciation and amortization	**$ 5,849**	$ 5,604	$ 5,465	$ 5,152	$ 5,100
Capital expenditures	**9,525**	8,813	4,987	3,076	5,870
Balance Sheet Data:					
Cash and cash equivalents	**$ 9,497**	$ 5,830	$ 9,762	$ 5,219	$ 3,958
Working capital	**24,015**	16,391	16,723	12,663	12,828
Total assets	**87,185**	73,561	71,808	63,032	62,285
Total debt	**1,072**	2,384	12,254	18,207	9,611
Redeemable common stock	**—**	—	—	—	2,250
Shareholders' equity	**70,800**	56,440	45,403	35,063	42,899

Quarterly Results of Operations

For the Quarter Ended	**Dec. 30, 2006**	**Sep. 30, 2006**	**Jul. 1, 2006**	**Apr. 1, 2006**
(unaudited, in thousands)				
Net sales	**$34,967**	**$36,202**	**$36,928**	**$34,185**
Gross profit	**11,051**	**10,662**	**11,239**	**10,981**
Operating income	**6,237**	**5,955**	**6,549**	**6,310**
Income before income taxes	**6,253**	**5,896**	**6,501**	**6,253**
Net income	**$ 3,813**	**$ 3,916**	**$ 4,314**	**$ 4,180**
Basic net income per common share	**$ 0.35**	**$ 0.36**	**$ 0.39**	**$ 0.38**
Diluted net income per common share	**$ 0.35**	**$ 0.36**	**$ 0.39**	**$ 0.38**

	Dec. 31, 2005	Oct. 1, 2005	Jul. 2, 2005	Apr. 2, 2005
Net sales	$27,938	$28,726	$31,014	$29,079
Gross profit	8,054	9,025	10,086	9,753
Operating income	3,702	4,381	5,562	5,533
Income before income taxes	3,833	4,202	5,583	5,518
Net income	$ 2,888	$ 2,918	$ 3,536	$ 3,466
Basic net income per common share	$ 0.26	$ 0.27	$ 0.33	$ 0.33
Diluted net income per common share	$ 0.26	$ 0.27	$ 0.32	$ 0.32

	Dec. 25, 2004	Sep. 25, 2004	Jun. 26, 2004	Mar. 27, 2004
Net sales	$23,426	$23,164	$26,522	$21,390
Gross profit	6,796	7,047	8,386	6,305
Operating income	2,817	3,045	4,190	2,241
Income before income taxes	2,561	2,972	4,117	2,082
Net income	$ 2,001	$ 1,880	$ 2,591	$ 1,358
Basic net income per common share	$ 0.19	$ 0.18	$ 0.25	$ 0.13
Diluted net income per common share	$ 0.19	$ 0.18	$ 0.25	$ 0.13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly-owned subsidiaries and independent distributors. Sales outside the United States for the year ended December 30, 2006, were approximately 53% of total net sales.

Approximately 66% of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of mobile equipment include off-road construction equipment, fire and rescue equipment and mining machinery.

The remaining 34% of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Company Focus

In recent years, the Company has realized robust growth in all areas of the world. Management believes there are five key reasons why:

- Delivery performance,
- New products, especially electro-hydraulic products,
- Integrated packages,
- Our geographic presence, and
- Our website.

The company is continuously engaged in efforts to improve productivity to enhance productive capacity and be in the best position to be able to respond to marketplace demand. Company engineering and manufacturing personnel redesign existing products, where necessary, to improve manufacturability. New product design efforts include personnel from engineering, manufacturing and marketing to help reduce the time and effort required to release products to the market. These on-going activities enable the Company to maintain a level of delivery performance and shipping reliability that it believes differentiates it from its competitors.

The Company continues to add to its electro-hydraulic valve offerings with many new products, including different types of solenoid and proportional valves. Electrically actuated cartridges help create new system opportunities as they enable the Company to offer complete integrated valve packages which could not be offered previously. The addition of electro-hydraulic products allows integrated packages to be designed with 100% Sun content. Integrated packages, standard cartridges housed in a custom designed manifold, have been one of the Company's fastest growing areas.

The Company has wholly-owned companies in North America, Europe and the Far East, augmented by what management believes to be the finest distribution network in the fluid power industry. The Company's distributors are particularly skilled in applying products and developing integrated solutions for the local market. Through its wholly-owned companies and global distribution network, the Company is able to service all major industrialized market areas.

The Company's major marketing tool is its website, www.sunhydraulics.com. The Company's website is developed for serious design engineers. It provides all the detailed technical information and specifications to select, apply and obtain Sun products, 24 hours a day, seven days a week. The website continues to evolve by adding greater levels of detail in technical information and new configuration capability.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products increased 9% and 13%, in 2006 and 2005, respectively.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI). The index was 51.4 at the end of December 2006 compared to 55.6 at the end of December 2005. When the PMI is over 50, it indicates economic expansion.

Results for the 2006 fiscal year

Twelve Months Ended	December 30, 2006	December 31, 2005	Increase
(Dollars in millions except net income per share)			
Net Sales	**$142.3**	$ 116.8	22%
Net Income	**$ 16.2**	$ 12.8	27%
Net Income per share:			
Basic	**$ 1.49**	$ 1.18	26%
Diluted	**$ 1.48**	$ 1.17	26%
Three Months Ended			
Net Sales	**$ 35.0**	$ 27.9	25%
Net Income	**$ 3.8**	$ 2.9	31%
Net Income per share:			
Basic	**$ 0.35**	$ 0.26	35%
Diluted	**$ 0.35**	$ 0.26	35%

Fourth quarter orders and shipments finished very strong and the Company's 2006 financial results were even better than had been expected. While North America continued to hold up, the Company saw robust demand in Europe and Asia/Pacific. The strong order trends have continued through January and February and management anticipates first quarter 2007 results will continue to outpace the industry. Management expects continued double digit growth in Q1 2007, even given the strength of last year's first quarter.

The keys to the Company's success have not changed. Shipping reliability, new complementary and differentiated products, a focus on integrated packages, its strong geographic presence and its website continue to help Sun gain market share. In the product area, the Company is excited about the launch of additional electro-hydraulic products at the Hannover Fair in Germany in April. Having the right products at the right time has been, and continues to be, the Company's focus.

The Company is in its tenth year as a public company. During that time the Company has continued to grow both the top and bottom lines, and has returned to shareholders over $29 million in dividends. For long-term investors, the value of an investment in Sun in January 1997 has grown more than 300%, compared to a 200% return on the S&P 500 over the same 10-year period.

Dividends

The Company declared quarterly dividends of $0.10 per share for a total dividend of $0.40 for 2006. These dividends were paid on the 15th day of each month following the date of declaration.

Cash Flow

Net cash generated from operations for the year was $19.6 million, a $2.6 million increase compared to $17.0 million in 2005. Capital expenditures for the year were $9.5 million, cash on hand increased $3.7 million to $9.5 million, debt decreased $1.3 million to $1.1 million, and $4.3 million was paid to shareholders in dividends.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the Year Ended	**Dec. 30, 2006**	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**30.9%**	31.6%	30.2%	26.1%	24.7%
Operating income	**17.6%**	16.4%	13.0%	5.2%	5.3%
Income before income taxes	**17.5%**	16.4%	12.4%	4.6%	4.0%

Segment Information (in thousands)

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2006						
Sales to unaffiliated customers	**$89,077**	**$16,368**	**$17,709**	**$19,128**	**$ —**	**$142,282**
Intercompany sales	**25,809**	**—**	**2,990**	**106**	**(28,905)**	**—**
Operating income	**16,608**	**2,212**	**2,330**	**4,046**	**(145)**	**25,051**
Identifiable assets	**59,505**	**7,580**	**13,756**	**8,187**	**(1,843)**	**87,185**
Depreciation and amortization	**4,206**	**150**	**983**	**510**	**—**	**5,849**
Capital expenditures	**8,[illegible]08**	**122**	**757**	**238**	**—**	**9,525**
2005						
Sales to unaffiliated customers	$ 73,998	$ 11,604	$ 16,054	$ 15,101	$ —	$ 116,757
Intercompany sales	21,239	—	2,873	80	(24,192)	—
Operating income	13,443	1,520	1,260	3,145	(188)	19,180
Identifiable assets	50,019	4,958	12,403	8,777	(2,596)	73,561
Depreciation and amortization	3,944	149	1,025	473	—	5,591
Capital expenditures	7,007	29	934	843	—	8,813
2004						
Sales to unaffiliated customers	$ 59,847	$ 8,723	$ 13,375	$ 12,558	$ —	$ 94,503
Intercompany sales	15,702	—	1,812	66	(17,580)	—
Operating income	8,417	926	483	2,399	69	12,294
Identifiable assets	44,765	4,449	13,742	10,062	(1,210)	71,808
Depreciation and amortization	3,792	137	1,061	475	—	5,465
Capital expenditures	4,264	42	540	141	—	4,987

Outlook for First Quarter 2007

2007 first quarter sales are estimated to be in the range of $39 million, a 14% increase over last year. First quarter earnings per share are estimated to be between $0.42 and $0.45 per share, compared to $0.38 per share last year.

Comparison of Years Ended December 30, 2006 and December 31, 2005

Net Sales

Net sales were $142.3 million, an increase of $25.5 million, or 21.8%, compared to $116.8 million in 2005. Net sales increased 21.4% excluding the effect of exchange rates.

The increase was due in large part to the continued growth of international sales, particularly in Asia where sales increased 41.9%, or $6.9 million, to $23.4 million. Domestic sales in Korea increased 41.1%, sales to China increased 63.0%, and to Japan 36.6%.

European sales increased 26.0%, or $8.5 million, to $41.2 million. Sales to France increased 20.5%, to Germany 23.0%, and to the U.K. 19.5%. Significant increases were also noted in Norway, Italy, Ireland and Sweden.

North American sales increased 14.2%, or $9.2 million, to $74.0 million.

Gross Profit

Gross profit increased 19.0% to $43.9 million in 2006, compared to $36.9 million in 2005. Gross profit as a percentage of net sales decreased to 30.9% in 2006, compared to 31.6% in 2005. Declines in the gross profit percentage were due to higher variable costs and an increased fixed cost base. Increased materials, fringe benefits, and productivity declines during the third quarter accounted for the majority of the increased variable costs. The fixed cost increases were primarily made up of salaries, fringe benefits, utilities, and depreciation. Gross profit percentage decreases were partially offset by higher sales volume and sales price increases that occurred in January and July of this year.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2006 were $18.9 million, a $1.1 million, or 6.4%, increase, compared to $17.7 million in 2005. The increase was primarily due to increases in compensation expense, including additional engineering and marketing personnel, and insurance. These increases were partially offset by decreased advertising and professional fees. The prior year period included higher audit and contract labor fees, including Sarbanes-Oxley 404 compliance, and a write-off of the remaining deferred loan costs related to the extinguishment of debt.

Interest Expense

Interest expense was $0.3 million and $0.4 million, in 2006 and 2005, respectively. While average outstanding debt decreased $5.6 million, from $7.3 million in 2005 to $1.7 million in 2006, the average interest rate on variable debt increased from the period ended December 31, 2005, due to an increase in the LIBOR rate.

Foreign Currency Transaction (Gain) Loss

Foreign currency transaction loss in 2006 was $0.2, compared to a gain of $0.4 million in 2005. While the Euro, the Korean Won and the British Pound made gains against the U.S. dollar during 2006, the U.K. operations experienced losses related to sales conducted in U.S. dollars and from the revaluation of balance sheet items which were held in U.S. dollars.

Miscellaneous (Income) Expense

Miscellaneous income was $0.4 in 2006 compared to a minimal impact on net income in 2005. The increase was primarily a result of earnings from joint ventures and interest income.

Income Taxes

The provision for income taxes for the year ended December 30, 2006, was 34.9% of pretax income compared to 33.1% for the year ended December 31, 2005. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products and an increase in the U.S. effective rate of almost 2%. The increase was primarily a result of additional U.S. income taxed at the higher incremental federal tax rate and an increase in state taxes. The prior year provision included a cumulative benefit for a deduction in the state tax rate and a benefit for the change in foreign valuation allowance.

Comparison of Years Ended December 31, 2005 and December 25, 2004

Net Sales

Net sales were $116.8 million, an increase of $22.3 million, or 23.5%, compared to $94.5 million in 2004. Net sales increased 21.0% excluding the effect of exchange rates.

Net sales from the United States operation increased 23.7% with shipments to Asia up 14.0%, Canada up 38.1% and domestic shipments up 23.0%. Net sales from the United Kingdom operation increased 20.0%, primarily due to increases in domestic sales and sales to European distributors. German operation net sales increased 20.3%, with significant increases in domestic sales and sales to Italy, Switzerland and Austria. Net sales from the Korean operation increased 33.0%, due to increased domestic sales in Korea and sales to China.

Gross Profit

Gross profit increased 29.4% to $36.9 million in 2005, compared to $28.5 million in 2004. Gross profit as a percentage of net sales increased to 31.6% in 2005, compared to 30.2% in 2004. A moderate and selective sales price increase in January of 2005, coupled with increased sales volume and improved productivity, more than offset the increased cost of materials and labor.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2005 were $17.7 million, a $1.5 million, or 9.2%, increase, compared to $16.2 million in 2004. The increase was primarily due to increased audit and contract labor fees related to 2005, including Sarbanes-Oxley 404 compliance, personnel related expenses, foreign compensation expense, a write-off of the remaining deferred loan costs related to the extinguishment of debt and costs for a bi-annual European trade show.

Interest Expense

Interest expense was $0.4 million and $0.5 million in 2005 and 2004, respectively. While average outstanding debt decreased $7.9 million, from $15.2 million in 2004 to $7.3 million in 2005, the average interest rate on variable debt increased from the period ended December 25, 2004, due to an increase in the LIBOR rate.

Foreign Currency Transaction (Gain) Loss

Foreign currency transaction gain in 2005 was $0.4 million, compared to a minimal impact on net income in 2004. The gain was primarily a result of the revaluation of United Kingdom balance sheet items which were held in U.S. dollars.

Miscellaneous (Income) Expense

Miscellaneous (income) expense had a minimal impact on net income in 2005 and 2004.

Income Taxes

The provision for income taxes for the year ended December 31, 2005, was 33.1% of pretax income compared to 33.3% for the year ended December 25, 2004. The decrease was due to a change in the relative levels of income and different tax rates in effect among the countries in which the Company sells its products.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Net cash flow from operations in 2006 was $19.6 million, compared to $17.0 million in 2005 and $14.7 million in 2004. The $2.6 million increase in the Company's net cash flow from operations in 2006 was due primarily to the increase in net income of $3.4 million, the change in deferred taxes, increases to accrued expenses and other liabilities, and income taxes payable. These cash increases were partially offset by increases in accounts receivable and inventory. Cash on hand increased $3.7 million from $5.8 million in 2005 to $9.5 million in 2006. Days sales outstanding remained constant at 36 in 2006 and inventory turns decreased from 10.1 to 9.5. The increase in the Company's net cash flow from operations in 2005, compared to 2004 was due primarily to the increase in net income of $5.0 million, which was partially offset by increases in tax assets, decreases in tax liabilities, and a decrease in accrued expenses and other liabilities.

Capital expenditures, consisting primarily of purchases of machinery and equipment, were $9.5 million in 2006, compared to $8.8 million in 2005 and $5.0 million in 2004. Capital expenditures in 2007 are projected to be $10.0 million.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The new financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based upon the Company's leverage ratio. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At December 30, 2006, the Line of Credit had no outstanding balance.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of December 30, 2006, the Company was in compliance with all debt covenants.

The Company declared the following quarterly dividends to shareholders of record on the last day of the respective quarter:

	2006	2005	2004
First quarter	**$0.100**	$0.050	$0.027
Second quarter	**0.100**	0.050	0.033
Third quarter	**0.100**	0.100	0.033
Fourth quarter	**0.100**	0.100	0.050

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared a 50% stock dividend on June 30, 2005.

The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

In June 2006, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchased was used to continue to fund the Company's employee stock ownership and employee stock purchase plans. Under the plan, which was completed in July, the Company had repurchased 135,382 shares at an average price of $18.47. All shares were retired during the year.

In December 2005, the Company's Board of Directors authorized the repurchase of up to $2.0 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2006. The Company had repurchased 82,500 shares at an average cost of $18.87 per share and 22,698 shares at an average cost of $19.52 for the periods ending December 31, 2005 and December 30, 2006, respectively. Of the 82,500 shares purchased in 2005, 65,000 were retired prior to December 31, 2005. All remaining shares and purchases were retired during 2006.

In November 2004, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2006. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2005. The Company purchased 8,700 shares at an average cost of $9.52 per share and 2,700 shares at an average cost of $9.80 per share for the periods ending December 25, 2004 and December 31, 2005, respectively. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. All shares were retired during the year of purchase.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of December 30, 2006, are summarized in the table below (in thousands):

	Payments due by Period				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Debt	$1,072	426	528	118	—
Operating leases	338	210	128	—	—
Other long-term liabilities(1)	298	50	100	28	120
Total contractual obligations	$1,708	$686	$756	$146	$120

(1) Other long-term liabilities consist of deferred income of $178 and deferred compensation of $120. The deferred income is a result of the supply agreement with Mannesmann Rexroth, A.G., a German full-line hydraulic component and systems manufacturer, entered into during 1999. This agreement expires in 2010. Deferred compensation relates to Director compensation for attendance at Board meetings. Amounts will be paid upon an individual ceasing to be a Director of the Company.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("FAS") No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("FAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under FAS No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). See Goodwill below.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See Consolidated Balance Sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 6 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the Consolidated Balance Sheet. A valuation based on the cash flow method was performed at December 30, 2006 and December 31, 2005. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 8 to the Financial Statements for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $85,000 on an individual basis and approximately $4.8 million on an aggregate basis.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, and Related Implementation Issues* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective as of the beginning of fiscal years that begin after December 15, 2006. The Company is currently evaluating the impact of adopting this Statement, but does not expect it to have a material effect on the Company's Consolidated Financial Statements.

In March 2006, the FASB issued FAS No.156, *Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140* ("FAS 156"), that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

In February 2006, the FASB issued FAS No.155, *Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140* ("FAS 155"), to permit fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* FAS 155 is effective for fiscal years beginning after September 15, 2006. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

Off Balance Sheet Arrangements
The Company does not engage in any off balance sheet financing arrangements. In particular, the Company does not have any interest in variable interest entities, which include special purpose entities and structured finance entities.

The Company uses the equity method of accounting to account for its investments in Sun China and WhiteOak. The Company does not have a majority ownership in or exercise control over either of the entities. The Company does not believe that its investments in Sun China or WhiteOak qualify as Variable Interest Entities, within the scope of FASB Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 5*, nor are they material to the financial statements of the Company at December 30, 2006.

Seasonality
The Company generally has experienced increased sales during the second quarter of the year largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations, and net income historically are the highest of any quarter during the year.

Inflation
The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company has managed this risk by its ability to select the interest rate on its debt financing at LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. Beginning in August 2006, the interest rate on its debt financing will remain variable based upon the Company's leverage ratio. The Company had no variable-rate debt outstanding at December 30, 2006. At December 31, 2005, the Company had $1.1 million in variable-rate debt outstanding.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany, and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information
The Common Stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq Global Select Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported by the Nasdaq Global Select Market and the dividends declared for the periods indicated. 2005 First Quarter stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which became effective on July 15, 2005.

	High	Low	Dividends declared
2006			
First quarter	**$25.390**	**$19.670**	**$0.100**
Second quarter	**22.450**	**16.950**	**0.100**
Third quarter	**20.720**	**16.620**	**0.100**
Fourth quarter	**22.130**	**19.970**	**0.100**
2005			
First quarter	$ 21.060	$ 9.667	$ 0.050
Second quarter	25.733	15.460	0.050
Third quarter	32.340	19.490	0.100
Fourth quarter	26.250	17.580	0.100

Holders
There were 101 shareholders of record of Common Stock on March 2, 2007. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are between 2,500 and 3,000 beneficial owners of Common Stock.

Dividends
Dividends were paid on the 15th day of each month following the date of declaration. The Company's Board of Directors currently intends to continue to pay a quarterly dividend of at least $0.10 per share during 2007. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, future prospects and other factors deemed pertinent by the Board of Directors.

Stock Split
On June 10, 2005, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2005, which was paid on July 15, 2005. The Company issued approximately 3,600,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

Issuer Purchases of Equity Securities
The Company did not repurchase any of its stock during the fourth quarter of 2006.

FIVE-YEAR STOCK PERFORMANCE GRAPH

Sun Hydraulics Corporation

The following graph compares cumulative total return among Sun Hydraulics Corporation, the Russell 2000 Index and the Value Line Machinery Industry Stock Index, from December 31, 2001, to December 30, 2006, assuming $100 invested in each on December 31, 2001. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Sun Hydraulics Corporation, The Russell 2000 Index and The Value Line Machinery Industry Group


$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
Sun Hydraulics Corporation
Russell 2000
Value Line Machinery Industry Group
12/01
12/02
12/03
12/04
12/05
12/06

*$100 invested on 12/31/01 in stock or index-including reinvesment of dividends. Indexes calculated on month-end basis.

	12/01	12/02	12/03	12/04	12/05	**12/06**
Sun Hydraulics Corporation	100.00	108.66	117.87	267.16	491.90	**532.32**
Russell 2000	100.00	79.52	117.09	138.55	144.86	**171.47**
Value Line Machinery Industry Group	100.00	100.09	158.05	196.21	212.96	**268.82**

FORWARD-LOOKING INFORMATION

This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections about us, our beliefs, and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings Item 1 "Business," Item 1A. "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in the Form 10-K for the year ended December 30, 2006. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholders
Sun Hydraulics Corporation:

We have audited the accompanying consolidated balance sheet of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries as of December 30, 2006, and the related statements of operations, shareholders' equity and comprehensive income, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and subsidiaries as of December 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sun Hydraulics Corporation's internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our reported dated March 6, 2006, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida
March 6, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sun Hydraulics Corporation:

We have audited the accompanying consolidated balance sheet of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Tampa, Florida
March 6, 2006

CONSOLIDATED BALANCE SHEETS

Sun Hydraulics Corporation

(in thousands, except for share information)	December 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 9,379	$ 5,417
Restricted cash	118	413
Accounts receivable, net of allowance for doubtful accounts of $140 and $110	13,917	10,975
Inventories	10,386	7,870
Income taxes receivable	—	236
Deferred income taxes	219	782
Other current assets	986	864
Total current assets	35,005	26,557
Property, plant and equipment, net	50,355	45,181
Other assets	1,825	1,823
Total assets	$87,185	$73,561
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 4,812	$ 4,822
Accrued expenses and other liabilities	4,059	3,857
Long-term debt due within one year	426	398
Dividends payable	1,085	1,089
Income taxes payable	608	—
Total current liabilities	10,990	10,166
Long-term debt due after one year	645	1,986
Deferred income taxes	4,451	4,688
Other noncurrent liabilities	298	281
Total liabilities	16,385	17,121
Commitments and contingencies (Note 19)	—	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	—	—
Common stock, 20,000,000 shares authorized, par value $0.001, 10,849,316 and 10,893,421 shares outstanding	11	11
Capital in excess of par value	30,962	32,466
Unearned compensation related to outstanding restricted stock	—	(741)
Retained earnings	35,284	23,406
Accumulated other comprehensive income	4,543	1,647
Treasury stock (0 and 17,500 shares, at cost)	—	(349)
Total shareholders' equity	70,800	56,440
Total liabilities and shareholders' equity	$87,185	$73,561

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Sun Hydraulics Corporation

For the year ended	December 30, 2006	December 31, 2005	December 25, 2004
(in thousands, except per share data)			
Net sales	**$142,282**	$116,757	$94,503
Cost of sales	**98,350**	79,839	65,968
Gross profit	**43,932**	36,918	28,535
Selling, engineering and administrative expenses	**18,881**	17,738	16,241
Operating income	**25,051**	19,180	12,294
Interest expense	**312**	441	527
Foreign currency transaction (gain) loss	**187**	(362)	0
Miscellaneous (income) expense	**(351)**	(36)	35
Income before income taxes	**24,903**	19,137	11,732
Income tax provision	**8,680**	6,329	3,902
Net income	**$ 16,223**	$ 12,808	$ 7,830
Basic net income per common share	**$ 1.49**	$ 1.18	$ 0.76
Weighted average basic shares outstanding	**10,878**	10,827	10,269
Diluted net income per common share	**$ 1.48**	$ 1.17	$ 0.76
Weighted average diluted shares outstanding	**10,939**	10,918	10,346
Dividends declared per share	**$ 0.400**	$ 0.300	$ 0.143

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Sun Hydraulics Corporation

	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Capital in Excess of Par Value	Unearned Compensation Related to Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
(in thousands)										
Balance, December 27, 2003	—	$—	10,137	$10	$ 26,478	$(601)	$ 7,519	$ 1,657	$ —	$ 35,063
Shares issued, Restricted Stock			30		257	(7)				250
Shares issued, Stock Options			284		1,711					1,711
Shares issued, ESPP					(74)					(74)
Shares retired, Repurchase Agreement			(9)		(83)					(83)
Purchase of treasury stock									(524)	(524)
Reissuance of treasury stock									513	513
Stock option income tax benefit					290					290
Dividends issued							(1,482)			(1,482)
Comprehensive income:										
Net income							7,830			7,830
Foreign currency translation adjustments								1,909		1,909
Comprehensive income:										9,739
Balance, December 25, 2004	—	$—	10,442	$10	$ 28,579	$(608)	$ 13,867	$ 3,566	$ (11)	$ 45,403
Shares issued, Restricted Stock			26		475	(133)				342
Shares issued, Stock Options			371	1	2,510					2,511
Shares issued, ESPP			12		157					157
Shares issued, ESOP			110		1,058					1,058
Shares retired, Repurchase Agreement			(68)		(1,250)				11	(1,239)
Purchase of treasury stock									(349)	(349)
Tax benefit of stock-based compensation					937					937
Dividends issued							(3,269)			(3,269)
Comprehensive income:										
Net income							12,808			12,808
Foreign currency translation adjustments								(1,919)		(1,919)
Comprehensive income:										10,889
Balance, December 31, 2005	—	$—	10,893	$11	$ 32,466	$(741)	$ 23,406	$ 1,647	$ (349)	$ 56,440
Adjustment of unearned compensation, Restricted Stock					(741)	741				—
Forfeitures, Restricted Stock			(2)							—
Shares issued, Restricted Stock			30							—
Shares issued, Stock Options			31		162					162
Shares issued, ESPP			14		238					238
Shares issued, ESOP			58		1,183					1,183
Shares retired, Repurchase Agreement			(175)		(3,300)				923	(2,377)
Purchase of treasury stock									(574)	(574)
Stock-based compensation					573					573
Tax benefit of stock-based compensation					381					381
Dividends issued							(4,345)			(4,345)
Comprehensive income:										
Net income							16,223			16,223
Foreign currency translation adjustments								2,896		2,896
Comprehensive income:										19,119
Balance, December 30, 2006	—	$—	10,849	$11	$30,962	$ —	$35,284	$4,543	$ —	$70,800

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Sun Hydraulics Corporation

For the year ended	December 30, 2006	December 31, 2005	December 25, 2004
(in thousands)			
Cash flows from operating activities:			
Net income	$16,223	$ 12,808	$ 7,830
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,849	5,604	5,465
Loss on disposal of assets	12	22	73
Stock-based compensation expense	573	365	289
Stock options income tax benefit	(381)	—	—
Allowance for doubtful accounts	30	(60)	(17)
Provision for slow moving inventory	157	(96)	110
Provision for deferred income taxes	326	(688)	138
(Increase) decrease in:			
Accounts receivable	(2,972)	(2,304)	(2,379)
Inventories	(2,673)	(669)	(594)
Income tax receivable	236	(236)	—
Other current assets	(122)	(88)	(252)
Other assets, net	(29)	39	149
Increase (decrease) in:			
Accounts payable	(10)	2,286	97
Accrued expenses and other liabilities	1,385	306	2,392
Income taxes payable	989	(261)	1,437
Other liabilities	17	(19)	(28)
Net cash from operating activities	19,610	17,009	14,710
Cash flows from investing activities:			
Investment in WhiteOak	—	(400)	—
Capital expenditures	(9,525)	(8,813)	(4,987)
Proceeds from dispositions of equipment	28	5	61
Net cash used in investing activities	(9,497)	(9,208)	(4,926)
Cash flows from financing activities:			
Proceeds from debt	7,000	11,599	—
Repayment of debt	(8,312)	(21,469)	(5,953)
Proceeds from exercise of stock options	162	2,487	1,672
Stock options income tax benefit	381	—	—
Proceeds from stock issued	238	157	—
Payments for purchase of treasury stock	(2,951)	(1,588)	(781)
Proceeds from reissuance of treasury stock	—	—	613
Dividends to shareholders	(4,349)	(2,701)	(1,230)
Net cash used in financing activities	(7,831)	(11,515)	(5,679)
Effect of exchange rate changes on cash and cash equivalents	1,385	(218)	438
Net (decrease) increase in restricted cash	(295)	(49)	37
Net (decrease) increase in cash and cash equivalents	3,962	(3,883)	4,506
Cash and cash equivalents, beginning of period	5,830	9,762	5,219
Cash and cash equivalents, end of period	$ 9,497	$ 5,830	$ 9,762
Supplemental disclosure of cash flow information:			
Cash paid:			
Interest	$ 312	$ 441	$ 527
Income taxes	$ 7,510	$ 8,451	$ 2,617
Supplemental disclosure of noncash transactions:			
Common stock issued to ESOP through accrued expenses and other liabilities	$ 1,183	$ 1,058	$ —

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

(in thousands, except per share data)

1. Business
Sun Hydraulics Corporation, and its wholly-owned subsidiaries and joint ventures, design, manufacture, and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, France, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures, and sells primarily through distributors. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics, SARL ("Sun France"), a wholly-owned subsidiary of Sun Hydraulics, located in Bordeaux, France, operates a sales and engineering support facility. Sun Hydraulics Systems (Shanghai) Co., Ltd. ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics' Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility. Sun Hydraulics acquired a 40% equity method investment in WhiteOak Controls, Inc. ("WhiteOak"), on June 28, 2005 (see Note 3). WhiteOak, located in Mediapolis, Iowa, designs and produces complementary electronic control products.

2. Summary of Significant Accounting Policies
A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation
The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting to account for its investments in Sun China and WhiteOak. The Company does not have a majority ownership in or exercise control over either of the entities.

Critical Accounting Policies and Estimates
The Company currently only applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill and accruals. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition
The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards ("FAS") No. 144, *Accounting for Impairment or Disposal of Long-lived Assets* ("FAS 144"), long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

The Company assesses the recoverability of goodwill and intangible assets not subject to amortization under FAS No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). See Goodwill below.

Accounts Receivable
The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See the consolidated balance sheets for allowance amounts.

Inventory
The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 6 to the Financial Statements for inventory reserve amounts.

Goodwill
The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation based on the cash flow method was performed at December 30, 2006 and December 31, 2005. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 8 to the Financial Statements for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on information received from plan administrators in conjunction with management's assessments of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

As of July 1, 2003, the Company accrues for health care benefit costs under a self-funded plan utilizing estimates provided by a third party administrator and insurance company. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $85,000 on an individual basis and approximately $4.8 million on an aggregate basis.

Stock Split
On June 10, 2005, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2005, payable on July 15, 2005. The Company issued approximately 3,600,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings

(in thousands, except per share data)

per share and dividends per share has been retroactively applied to all periods presented.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

52–53 Week Fiscal Year

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of two 4-week periods and one 5-week period. As a result of the 2005 fiscal year ending December 31, 2005, the quarter-ended April 2, 2005 consisted of one 4-week period and two 5-week periods, resulting in a 53-week year.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the following useful lives:

	Years
Computer equipment	3–5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of property, plant, and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Valuation Assessment of Long-Lived Assets

Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees who work directly with the assets.

Goodwill

Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost. In accordance with FAS 142, goodwill is not amortized by the Company. Instead, FAS 142 requires goodwill to be reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

Other Assets

Other assets consist of equity investments in the Company's joint ventures in China and WhiteOak. The equity investments were recorded at cost and have been adjusted for investment income or loss and dividend distributions for each quarterly period since their origin.

Revenue Recognition

Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Shipping and Handling Costs

Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions

The Company follows the translation policy provided by FAS No. 52, *Foreign Currency Translation*. The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation gains and losses are included as a component of shareholders' equity designated as "accumulated other comprehensive income." Realized gains and losses from foreign currency transactions are included in the Consolidated Statement of Operations.

Income Taxes

The Company follows the income tax policy provided by FAS No. 109, *Accounting for Income Taxes* ("FAS 109"). This Statement provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard ("FAS") No. 123R, *Share-Based Payment*, ("FAS 123R") for its share-based compensation plans. The Company previously accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, ("APB 25") and related interpretations and disclosure requirements established by FAS No. 123, *Accounting for Stock-Based Compensation*, ("FAS 123"), as amended by FAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*.

Under APB 25, no compensation expense was recorded in earnings for the Company's stock options and awards granted under the Company's employee stock purchase plan ("ESPP"). The pro forma effects on net income and earnings per share for stock options were instead disclosed in a footnote to the financial statements. Compensation expense was recorded in earnings for restricted stock awards. Under FAS 123R, all share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period.

The Company adopted FAS 123R using the modified prospective method. Under this transition method, compensation cost recognized in fiscal year 2006 includes the cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006. This cost was based on the grant-date fair value estimated in accordance with the original provisions of FAS 123. Results for prior periods have not been restated.

The compensation cost for stock options will be based on the grant-date fair value of those awards as calculated using the Black-Scholes valuation model. Compensation for restricted stock awards is measured at fair value on the date of grant based on the number of shares expected to vest and the quoted market price of the Company's common stock. Compensation cost for stock options and restricted stock awards is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. Compensation cost for shares granted under the ESPP is calculated based on actual quarterly purchases.

Prior to the adoption of FAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. FAS 123R requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

3. Acquisitions

On June 28, 2005, Sun Hydraulics acquired shares of common stock representing 40% of the outstanding shares of WhiteOak. WhiteOak designs and produces electronic amplifiers and other control products. The Company, together with WhiteOak, will co-develop products to be used in and in conjunction with other Company products. The acquisition price paid by the Company was $400. The excess paid over pro rata share of net assets of $270 is classified as developed technology and is being amortized over a period of 10 years.

4. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value based on their short-term status.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

5. Restricted Cash

On December 30, 2006 and December 31, 2005, the Company had restricted cash of $118 and $413, respectively. The restricted cash balance consisted of reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K.

6. Inventories

	December 30, 2006	December 31, 2005
Raw materials	$ 3,585	$2,353
Work in process	3,481	2,988
Finished goods	3,715	2,767
Provision for slow moving inventory	(395)	(238)
Total	$10,386	$7,870

7. Property, Plant, and Equipment

	December 30, 2006	December 31, 2005
Machinery and equipment	$ 60,244	$ 53,632
Office furniture and equipment	9,008	7,116
Buildings	25,477	22,347
Leasehold and land improvements	1,797	1,666
Land	2,940	2,759
	$ 99,466	$ 87,520
Less: Accumulated depreciation	(55,557)	(48,481)
Construction in progress	6,446	6,142
Total	$ 50,355	$ 45,181

Depreciation expense for the years ended December 30, 2006, December 31, 2005, and December 24, 2004 totaled $5,822, $5,591, and $5,465, respectively.

8. Goodwill

On December 30, 2006 and December 31, 2005, the Company had $715 of goodwill related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at December 30, 2006 and December 31, 2005. The analysis indicated that there was no impairment of the carrying value of the goodwill.

9. Other Assets

	December 30, 2006	December 31, 2005
Goodwill	$ 715	$ 715
Equity investment in joint venture		
Sun China	555	462
WhiteOak Controls, Inc.	80	117
Loan acquisition costs, net of amortization of $37 and $9	133	161
Developed technology, net of accumulated amortization of $40 and $13	230	257
Deposits with suppliers	73	73
Other	39	38
Total	$1,825	$1,823

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. As a result of the refinancing, the Company wrote off previously capitalized loan acquisition costs of $174. The new financing resulted in the capitalization of $170 of loan acquisition costs.

10. Accrued Expenses and Other Liabilities

	December 30, 2006	December 31, 2005
Compensation and benefits	$2,353	$2,259
Insurance	866	806
Other	840	792
Total	$4,059	$3,857

(in thousands, except per share data)

11. Long-term Debt

	December 30, 2006	December 31, 2005
$35,000 revolving line of credit, collateralized by U.S. assets, interest rate Libor+1.5% or Bank's Base Rate at Company's discretion, due August 1, 2011	$ -	$ 999
$2,400 12-year mortgage note on the German facility, fixed interest rate of 6.05%, due September 30, 2008	464	623
10-year notes, fixed interest rates ranging from 3.5–5.1%, collateralized by equipment in Germany, due between 2009 and 2011	593	707
Other	15	55
	1,072	2,384
Less amounts due within one year	(426)	(398)
Total	$ 646	$1,986

The remaining principal payments are due as follows: 2007—$426; 2008—$390; 2009—$138; 2010—$88; 2011 and thereafter—$30.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. with Fifth Third Bank (the "Bank"). The new financing consists of a secured revolving line of credit of $35 million (the "Line of Credit"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based upon the Company's leverage ratio. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At December 30, 2006, there was no outstanding balance on the Line of Credit.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of December 30, 2006, the Company was in compliance with all debt covenants.

12. Dividends to Shareholders

The Company declared dividends of $4,345, $3,269, and $1,482 to shareholders in 2006, 2005, and 2004, respectively.

The Company declared the following quarterly dividends to shareholders of record on the last day of the respective quarter:

	2006	2005	2004
First quarter	$0.100	$0.050	$0.027
Second quarter	0.100	0.050	0.033
Third quarter	0.100	0.100	0.033
Fourth quarter	0.100	0.100	0.050

These dividends were paid on the 15th day of each month following the date of declaration. In addition, the Company declared a 50% stock dividend on June 30, 2005.

13. Income Taxes

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

For the year ended	December 30, 2006	December 31, 2005	December 25, 2004
United States	$16,341	$12,827	$ 7,865
Foreign	8,562	6,310	3,867
Total	$24,903	$19,137	$11,732

The components of the income tax provision (benefit) are as follows:

For the year ended	December 30, 2006	December 31, 2005	December 25, 2004
Current tax expense:			
United States	$ 5,355	$5,038	$2,318
State and local	769	158	195
Foreign	2,730	1,821	1,251
Total current	8,354	7,017	3,764
Deferred tax expense (benefit):			
United States	324	(601)	112
State and local	(7)	(136)	24
Foreign	9	49	2
Total deferred	326	(688)	138
Total income tax provision	$ 8,680	$6,329	$3,902

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

For the year ended	December 30, 2006	December 31, 2005	December 25, 2004
U.S. federal taxes at statutory rate	$8,467	$6,507	$3,966
Increase (decrease)			
Net residual tax on foreign distributions	169	264	—
Foreign tax credit	-	—	(309)
Benefit of ETI exclusion	(217)	(170)	(136)
Domestic production activity deduction	(110)	(121)	—
Foreign income taxed at lower rate	(172)	(64)	(38)
Change in foreign valuation allowance	-	(212)	—
Nondeductible items	-	—	200
Benefit of state rate change	-	(118)	—
Other	281	104	—
State and local taxes, net	262	139	219
Income tax provision	$8,680	$6,329	$3,902

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 30, 2006 and December 31, 2005 are presented below:

	December 30, 2006	December 31, 2005
Deferred tax assets:		
Current:		
Accrued expenses and other	$ 219	$ 263
Foreign tax credit carryforward	—	437
Deferred royalty income	—	82
Total current deferred tax assets	219	782
Noncurrent:		
Accrued expenses and other	88	—
Deferred royalty income	64	—
Total noncurrent deferred tax assets	152	—
Deferred tax liabilities:		
Noncurrent:		
Depreciation	(4,521)	(4,688)
Other	(82)	—
Total noncurrent deferred tax liabilities	(4,603)	(4,688)
Net noncurrent deferred tax liability	$(4,451)	$(4,688)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2006 and 2005, management has determined that a valuation allowance is not required.

The Company intends to indefinitely reinvest the earnings of its non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, to expand its international operations. These earnings relate to ongoing operations and, at December 30, 2006, cumulative earnings were approximately $17 million. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations. During the years ended December 30, 2006 and December 31, 2005, the Company repatriated $5.0 million and $4.6 million, respectively, from its foreign subsidiaries. U.S. income taxes due based on the repatriations have been provided for in the above income tax provisions.

14. Stock Option Plans

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair-value recognition provisions of FAS 123 to all of its share-based compensation awards for periods prior to the adoption of FAS 123R. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions as set forth below.

	December 31, 2005	December 25, 2004
Net Income as reported	$12,808	$7,830
Stock-based compensation reported in net income, net of related taxes	215	165
Stock compensation expense calculated under FAS 123, net of related taxes	(336)	(256)
Pro forma net income	$12,687	$7,739
Basic net income per common share:		
As reported	$ 1.18	$ 0.76
Pro forma	$ 1.17	$ 0.75
Diluted net income per common share:		
As reported	$ 1.17	$ 0.76
Pro forma	$ 1.16	$ 0.75
Assumptions		
Risk-free interest rate	4.54%	4.22%
Expected lives (in years)	6.5	6.5
Expected volatility	35.71%	40.00%
Dividend yield	1.83%	1.89%

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 1,500,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended December 30, 2006, December 31, 2005, and December 25, 2004 is summarized as follows:

(share amounts are in thousands)	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Under option, December 27, 2003 (569 shares exercisable)	734	$ 2.00–11.17	$ 5.69
Granted	36	$ 8.23– 8.23	$ 8.23
Exercised	(283)	$ 2.00–11.17	$ 5.91
Forfeitures	(14)	$ 4.50– 6.67	$ 6.10
Under option, December 25, 2004 (335 shares exercisable)	473	$ 4.00–11.17	$ 6.51
Granted	4	$18.41–18.41	$18.41
Exercised	(370)	$ 4.00–11.17	$ 6.70
Forfeitures	—	—	—
Under option, December 31, 2005 (41 shares exercisable)	107	$ 4.50–18.41	$ 6.36
Granted	—	—	—
Exercised	(31)	$ 4.50– 8.23	$ 5.41
Forfeitures	(1)	$ 8.23– 8.23	$ 8.23
Under option, December 30, 2006 (55 shares exercisable)	**75**	**$4.50–18.41**	**$ 6.70**

(in thousands, except per share data)

All options vest over three to five years with a maximum term of seven to ten years.

A summary of outstanding and exercisable options at December 31, 2006 is summarized as follows:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Number of Shares	Remaining Contractual Life	Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 4.50	8	3.83	4.50	8	4.50
4.67	11	4.83	4.67	11	4.67
4.73	21	3.75	4.73	21	4.73
5.33	2	3.67	5.33	2	5.33
5.51	5	5.42	5.51	—	5.51
8.23	24	4.75	8.23	13	8.23
18.41	5	5.92	18.41	1	18.41

The weighted average estimated fair value of stock options granted during 2005 and 2004 was $6.67 and $3.72 per share, respectively. There were no stock options granted during 2006.

In September 2006, the Company adopted the 2006 Stock Option Plan ("2006 Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 500,000 shares of the Company's common stock by officers, employees and directors of the Company. The Company adopted the 2006 Plan due to the expiration of the Company's 1996 Stock Option Plan in 2006. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors. No awards have been granted under the 2006 Plan, and any awards granted prior to the 2007 Annual Meeting will be conditioned upon stockholder approval of the 2006 Plan at such meeting.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 412,500 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. Restricted stock granted prior to January 1, 2006, was accounted for using the measurement and recognition principles of APB 25. Accordingly, compensation cost was measured at the date of the grant and is recognized in earnings over the period in which the shares vest. Restricted stock expense for the years ended December 30, 2006, December 31, 2005, and December 25, 2004 totaled $413, $342, and $250, respectively. At December 30, 2006, 128,040 shares remained available to be issued through the Restricted Stock Plan.

A summary of the Company's Restricted Stock Plan for the years ended December 30, 2006, December 31, 2005, and December 25, 2004 is summarized as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested balance at December 27, 2003	144	$ 4.95
Granted	36	8.23
Vested	(50)	4.91
Forfeitures	(1)	4.94
Nonvested balance at December 25, 2004	129	$ 5.85
Granted	26	18.41
Vested	(53)	5.66
Forfeitures	(7)	4.83
Nonvested balance at December 31, 2005	95	$ 9.45
Granted	30	20.22
Vested	(61)	7.38
Forfeitures	(2)	12.32
Nonvested balance at December 30, 2006	**62**	**$16.71**

The Company has $914 of total unrecognized compensation cost related to restricted stock awards granted under the Plan as of December 30, 2006. That cost is expected to be recognized over a weighted average period of 1.95 years. Pursuant to FAS 123R, the $741 of unearned compensation recorded as a reduction to stockholders' equity as of December 31, 2005, was reversed against the Company's additional paid-in-capital.

During 2001, the Company adopted the Employee Stock Purchase Plan ("ESPP"), which became effective August 1, 2001. Most employees are eligible to participate. Employees who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. The ESPP authorizes the issuance, and the purchase by employees, of up to 487,500 shares of common stock through payroll deductions. No employee is allowed to buy more than $25,000 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period. Employees purchased approximately 13,789 shares at an average price of $17.08 and 12,017 shares at an average price of $14.72, under the ESPP during 2006 and 2005, respectively. The Company recognized $48 of compensation expense during 2006 in accordance with FAS 123R. At December 30, 2006, 401,152 shares remained available to be issued through the ESPP.

During 2004, the Board of Directors adopted and the shareholders approved the Nonemployee Director Equity and Deferred Compensation Plan (the "Plan"). Directors who are not officers of the Company are paid $4,000 for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they serve when the committee meeting is not held within one day of a meeting of the Board of Directors. Directors receive $1,500 of the $4,000 Director fee in shares of Company stock under the Plan. Directors also may elect under the Plan to receive all or part of the remainder of their fees in Company stock and to defer receipt of their fees until a subsequent year. The Plan authorizes the issuance of up to 120,000 shares of common stock.

On September 9, 2006, the board approved an increase in the total amount paid for each such meeting to $5,000, and also amended the 2004 Plan to make $2,500 of the $5,000 fee payable in shares of the Company's common stock. The amendment to the 2004 Plan is subject to approval by the Company's stockholders at the 2007 Annual Meeting. If stockholder approval is not obtained at the 2007 Annual Meeting, the additional $1,000 will be paid in cash instead of shares, and the amendment to the 2004 Plan will automatically terminate.

Directors were granted 2,839 and 3,561 shares during 2006 and 2005, respectively. Of the shares granted in 2006, 283 shares are subject to shareholder approval. At December 30, 2006, there were 5,853 deferred stock units outstanding. Deferred stock units are treated as liabilities in accordance with FAS 123R. At December 30, 2006, 110,312 shares remained available to be issued through the Plan.

15. Stock Repurchase Plans

In June 2006, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchased was used to continue to fund the Company's employee stock ownership and employee stock purchase plans. Under the plan, which was completed in July, the Company had repurchased 135,382 shares at an average price of $18.47. All shares were retired during the year.

In December 2005, the Company's Board of Directors authorized the repurchase of up to $2.0 million of Company stock, to be completed no later than January 15, 2007. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2006. The Company had repurchased 82,500 shares at an average cost of $18.87 per share and 22,698 shares at an average cost of $19.52 for the periods ending December 31, 2005 and December 30, 2006, respectively. Of the 82,500 shares purchased in 2005, 65,000 were retired prior to December 31, 2005. All remaining shares and purchases were retired during 2006.

In November 2004, the Company's Board of Directors authorized the repurchase of up to $2.5 million of Company stock, to be completed no later than January 15, 2006. The amount of the stock repurchases was set based upon the anticipated number of shares that were required to fund the Company's ESOP, and employee stock purchase plan, through fiscal year 2005. The Company purchased 8,700 shares at an average cost of $9.52 per share and 2,700 shares at an average cost of $9.80 per share for the periods ending December 25, 2004 and December 31, 2005, respectively. The stock purchases were made in the open market. Market purchases were made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases on the market for the Company's securities. All shares were retired during the year of purchase.

16. Earnings per Share

The following table represents the computation of basic and diluted net income per common share as required by FAS No. 128 *Earnings Per Share* (in thousands, except per share data):

	December 30, 2006	December 31, 2005	December 25, 2004
Net income	**$16,223**	$12,808	$7,830
Basic weighted average number of common shares outstanding	**10,878**	10,827	10,269
Basic net income per common share	**$ 1.49**	$ 1.18	$ 0.76
Effect of dilutive stock options	**61**	91	77
Diluted weighted average number of common shares outstanding	**10,939**	10,918	10,346
Diluted net income per common share	**$ 1.48**	$ 1.17	$ 0.76

Diluted net income per common share excludes antidilutive stock options of approximately 67,500 during 2004.

17. Employee Benefits

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $2,452, $2,205, and $2,346 during 2006, 2005, and 2004, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $425, $437, and $437 during 2006, 2005, and 2004, respectively.

In June 2004, the Company's Board of Directors approved the establishment of an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. Prior to 2004, discretionary matches to the 401(k) plan were made in cash. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participant's account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis. The ESOP is accounted for under Statement of Position 93-6 *Employer's Accounting for Employee Stock Ownership Plans*.

In September 2004, the Company made an initial one-time contribution of 48,000 shares of its common stock to the ESOP. The Company made annual contributions to the ESOP of 68,659, 57,746, and 109,935 shares in January of 2007, 2006 and 2005, related to fiscal years 2006, 2005 and 2004, respectively. Contributions were based on annual compensation. All shares receive regular quarterly dividends payable to the ESOP to cover plan expenses.

The Company incurred compensation expense under the ESOP of approximately $1,407, $1,180 and $1,572 during 2006, 2005 and 2004, respectively.

(in thousands, except per share data)

Beginning January 1, 2007, there are no restrictions on the shares contributed to the ESOP. This allows participants to sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

The Company awards deferred cash bonuses to key employees of its foreign operations. The deferred cash bonuses are similar to phantom stock units, in that such bonuses are tied to the value of the Company's common stock. Awards are recognized over the deferral period as variable plan awards. The Company recognized approximately $219 and $181 of compensation expense in 2006 and 2005, respectively, related to the awards.

18. Segment Reporting

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. The Company is multinational with operations in the United States, and subsidiaries in the United Kingdom, Germany, Korea, and France. Amounts for France, due to their immateriality, are included with the U.S. In computing operating profit for the foreign subsidiaries, no allocations of general corporate expenses have been made. Management bases its financial decisions by the geographical location of its operations.

Identifiable assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	United Kingdom	Germany	Elimination	Consolidated
2006						
Sales to unaffiliated customers	**$89,077**	**$16,368**	**$17,709**	**$19,128**	**$ —**	**$142,282**
Intercompany sales	**25,809**	**—**	**2,990**	**106**	**(28,905)**	**—**
Operating income	**16,608**	**2,212**	**2,330**	**4,046**	**(145)**	**25,051**
Identifiable assets	**59,505**	**7,580**	**13,756**	**8,187**	**(1,843)**	**87,185**
Depreciation and amortization	**4,206**	**150**	**983**	**510**	**—**	**5,849**
Capital expenditures	**8,408**	**122**	**757**	**238**	**—**	**9,525**
2005						
Sales to unaffiliated customers	$ 73,998	$ 11,604	$ 16,054	$ 15,101	$ —	$ 116,757
Intercompany sales	21,239	—	2,873	80	(24,192)	—
Operating income	13,443	1,520	1,260	3,145	(188)	19,180
Identifiable assets	50,019	4,958	12,403	8,777	(2,596)	73,561
Depreciation and amortization	3,944	149	1,025	473	—	5,591
Capital expenditures	7,007	29	934	843	—	8,813
2004						
Sales to unaffiliated customers	$ 59,847	$ 8,723	$ 13,375	$ 12,558	$ —	$ 94,503
Intercompany sales	15,702	—	1,812	66	(17,580)	—
Operating income	8,417	926	483	2,399	69	12,294
Identifiable assets	44,765	4,449	13,742	10,062	(1,210)	71,808
Depreciation and amortization	3,792	137	1,061	475	—	5,465
Capital expenditures	4,264	42	540	141	—	4,987

Operating income is total sales and other operating income less operating expenses. Segment operating income does not include interest expense, foreign currency transaction gain/loss, and net miscellaneous income/expense.

Included in U.S. sales to unaffiliated customers were export sales of $23,110, $15,353, and $12,147, during 2006, 2005, and 2004, respectively. Export sales to Canada and Asia/Pacific totaling, $15,853, $12,681, and $10,162, during 2006, 2005, and 2004, respectively, make up the majority of these export sales.

19. Commitments and Contingencies

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas and production support facilities in Sarasota, Florida under operating leases having initial terms expiring between 2007 and 2008. The lease for the manufacturing facility in Kansas has a term of 5 years, expiring on November 14, 2008, and represents approximately 17,000 square feet of space. The leases for the production support facilities in Florida range from one to two years and represent approximately 10,000 square feet. Total rental expense for the years ended December 30, 2006, 2005 and 2004 was approximately $226, $182 and $172, respectively.

Future minimum lease payments on operating leases are as follows:

2007	$210
2008	128
Total minimum lease payments	$338

INSURANCE—On July 1, 2003, the Company changed its group health insurance plan that covers U.S. employees and their families from a fully-insured policy to a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $85,000 on an individual basis and approximately $4.8 million on an aggregate basis. The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on the estimates provided by a third party administrator and insurance company, plus an estimate for amounts incurred but not recorded. The Company believes it has adequate reserves for all self-insurance claims.

20. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting this Statement.

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, and Related Implementation Issues* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective as of the beginning of fiscal years that begin after December 15, 2006. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

In March 2006, the FASB issued FAS No.156, *Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140* ("FAS 156"), that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

In February 2006, the FASB issued FAS No.155, *Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140* ("FAS 155"), to permit fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation in accordance with the provisions of FAS No.133, *Accounting for Derivative Instruments and Hedging Activities*. FAS 155 is effective for fiscal years beginning after September 15, 2006. The adoption of this Statement is not expected to have a material effect on the Company's Consolidated Financial Statements.

CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Securities Exchange Act of 1934, as amended, are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 30, 2006, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the *Internal Control—Integrated Framework*, management concluded that the internal control over financial reporting was effective as of December 30, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 30, 2006 has been audited by Kirkland, Russ, Murphy & Tapp, P.A., an independent registered certified public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Stockholders
Sun Hydraulics Corporation:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting that Sun Hydraulics Corporation maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sun Hydraulics Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sun Hydraulics Corporation maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Sun Hydraulics Corporation maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows of Sun Hydraulics Corporation and subsidiaries and our report dated March 6, 2007, expressed an unqualified opinion.

Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida
March 6, 2007

SHAREHOLDER INFORMATION

Corporate Officers
Allen J. Carlson
President, CEO

Tricia L. Fulton
Chief Financial Officer

Jeffrey Cooper
Officer, Engineering

Tim A. Twitty
Officer, Operations

Peter G. Robson
General Manager
Sun Hydraulics Limited

Directors
Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

John S. Kahler
President, CEO, *retired*
Cincinnati Incorporated

Christine L. Koski
Vice President, Marketing
nMetric LLC

Robert E. Koski
Chairman Emeritus, Founder
Sun Hydraulics Corporation

Ferdinand E. Megerlin, Dr.-Ing.
Vice Chairman of the Board
Sun Hydraulics Corporation
Advisor and former member of
the Executive Board of Linde AG

Clyde G. Nixon
Chairman of the Board
Sun Hydraulics Corporation

Hirokatsu Sakamoto
President
Kawasaki Precision Machinery, Ltd.

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel
Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors
Kirkland, Russ, Murphy & Tapp, P.A.
Clearwater, Florida

Corporate Headquarters
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243
Phone: 941-362-1200
Fax: 941-355-4497

Investor Relations
If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com, or by request from corporate headquarters.

If you require a hard copy of Form 10-K, a copy will be provided without charge upon request to:
Investor Relations
Sun Hydraulics
1500 West University Parkway
Sarasota, FL 34243

Transfer Agent
Computershare
Atlanta, Georgia

Common Stock Information
The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ National Market under the symbol SNHY.

As of April 11, 2007, there were 100 shareholders of record. The number of shareholders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 3,000 beneficial owners of common stock.

As of April 11, 2007, the closing price per share of SNHY stock was $26.81 and there were 10,932,224 shares outstanding.

Shareholders' Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. eastern time on Tuesday, June 19, 2007, at:
Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243


SUN hydraulics
CORPORATION

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WORLDWIDE LOCATIONS



Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243 USA
Phone: 941-362-1200 Fax: 941-355-4497

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, FL 34243 USA
Phone: 941-362-1300 Fax: 941-362-1349

Sun Hydraulics Corporation Midwest
10645 Lackman Road
Lenexa, KS 66219 USA
Phone: 913-307-9090 Fax: 913-307-9095

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400 Fax: 44-2476-217488

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0 Fax: 49-2431-8091-9

Sun Hydraulics, S.A.R.L.
Parc Innolin
6 rue du Golf
33700 Mérignac, France
Phone: 33-557-291529 Fax: 33-557-291857

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Inchon, 405-310 Korea
Phone: 82-32-813-1350 Fax: 82-32-813-1147

Sun Hydraulics Systems (Shanghai) Co., Ltd.
No. 339 Rong Xing Road
Rongbei Town, Sonjiang
Shanghai, China
Phone: 86-21-5778-0778 Fax: 86-21-5778-0768

END